

RECEIVED

2001 FEB 13 P 12: 11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07021035

February 8, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
     File No. 82-34956
     Documents Furnished Pursuant to Rule 12g3-2(b)   **SUPPL**

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as
Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of February 8, 2007: "DIAMYD MEDICAL BECOMES SHAREHOLDER
OF VACCINE MANUFACTURER"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and
returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Nils Fredrik-Kaiser

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL

autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix Inc., Fort Lee, New Jersey, for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The Company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). The Diamyd Medical share is quoted at the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and in the US through a Level 1 ADR program administered by the Bank of New York (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com

For further information, please contact:

Stockholm-office
Anders Essen-Moller
CEO and President
Tel: +46 8 661 0026
investor.relations@diamyd.com

Pittsburgh-office
Michael Christini
President
Tel: +1 412 770 1352
michael.christini@diamyd.com

For media contact in the USA, please contact: Gregory Tiberend, Executive Vice President, Richard Lewis Communications, Inc., Tel: +1 212 827 0020, E-mail: gtiberend@rlcinc.com

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Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END